

March 21, 2014

<u>Via Email</u>
LeRoy T. Carlson, Jr.
President & CEO
Telephone and Data Systems, Inc.
8401 Greenway Boulevard
Middleton, Wisconsin 53562

>   **Re: Telephone and Data Systems, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 18, 2014**
>   **File No. 001-14157**

Dear Mr. Carlson:

     We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Proxy Statement</u>

<u>General</u>

1.   Please include information as of the most reasonable practicable date. A significant amount of information remains to be provided. Please fill in all blanks, provide updated information as of the most reasonable practicable date regarding the possible solicitation in opposition as well as information that is required by Item 4(b)(4) and Item 5 of Schedule 14A. We may have additional comments once such information is provided.

Voting Information, page 3

2.   Given the potential for confusion, please eliminate the computational formulas. Instead, consider referring shareholders to the Restated Charter, which explains how the relative voting percentages are calculated.

How will my shares be voted if I own shares through a broker…, page 7

3.   We note that the company has received notice that the meeting may be contested. It is our understanding that in a contested election, a broker does not have discretionary authority to vote on <u>any</u> proposals to be voted on at the meeting, whether routine/discretionary or not. If GAMCO files materials to contest the meeting, please revise your disclosure to clarify that brokers would not have the authority to vote with respect to any of the proposals.

Background of Recent Events, page 11

4.   Please provide further information regarding any other communications the participants have had with the GAMCO parties. In addition, disclose what the Board believes are the relative strengths of the nominees being recommended by the Board versus the GAMCO nominees.

Solicitation of proxies, page 119

5.   You indicate that the solicitation of proxies by mail may be supplemented by telephone, email, advertisement, telecopy, press release, employee communication, postings on TDS' internet website and intranet website or in person. Please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

6.   Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

• the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Al Sacha, Esq.
Sidley Austin LLP